                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                    TMS, INC.
                                (Name of Issuer)

                          Common Stock, $.05 par value
                         (Title of Class of Securities)

                                   872687 10 0
                                 (CUSIP Number)

                               Maxwell Steinhardt
                                    TMS, Inc.
                              206 West Sixth Avenue
                              Stillwater, Oklahoma
                                  (405)377-0880

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 15, 1995
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 Pages
                       Exhibit Index Appears on Page N/A
                                                     ---
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                                  SCHEDULE 13D
- -------------------                                          -----------------
CUSIP NO. 872687 10 0                                          Page 2 of 5 Pages
- -------------------                                          -----------------

- ------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Dana R. Allen    S.S. No. ###-##-####
- ------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                (a) [ ]
                (b) [ ]

- ------------------------------------------------------------------------------
3.   SEC USE ONLY

- ------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

          00
- ------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)     [ ]

- ------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- ------------------------------------------------------------------------------
  NUMBER OF    7.   SOLE VOTING POWER
   SHARES
BENEFICIALLY             2,082,506 as of March 15, 1996
  OWNED BY        --------------------------------------------------------------
    EACH       8.   SHARED VOTING POWER
  REPORTING
 PERSON WITH             0
                  --------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER

     2,082,506 as of March 15, 1996
 -------------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER

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CUSIP NO. 872687 10 0                                          Page 2 of 4 Pages
- -------------------                                          -----------------

- ------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,082,506 as of March 15, 1996
- ------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES        [ ]

- ------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.2% as of March 15, 1996
- ------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
- ------------------------------------------------------------------------------

Item 1.   Security and Issuer

     The class of securities to which this statement relates is the Common Stock, $.01 par value per share (the "Stock"), of TMS, Inc. (the "Company"). The principal executive office of the Company is at 206 West Sixth Avenue, Stillwater, Oklahoma 74074.


Item 2.  Identity and Background

     (a)  This statement is filed on behalf of Dana R. Allen.


     (b) Mr. Allen's business address is 433 Airport Boulevard, Suite 414, Burlingame, California 94010.

     (c) Mr. Allen is presently an employee and Director of the Company at the same address.

     (d) During the last five years, Mr. Allen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Allen was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or am subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Allen is a citizen of the United States.

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CUSIP NO. 872687 10 0                                          Page 3 of 4 Pages
- -------------------                                          -----------------

Item 3.  Source and Amount of Funds or Other Consideration

     Mr. Allen acquired the Common Stock in connection with the merger of SCC Acquisition Corp., a wholly-owned subsidiary of the Company ("SAC"), with and into Sequoia Computer Corporation ("Sequoia"). Mr. Allen was President of Sequoia and prior to the merger owned 56% of the common stock of Sequoia (the "Sequoia Common Stock"). As a result of the merger, Mr. Allen received 2.837 shares of the Company's stock in exchange for each share of Sequoia Common Stock which he owned.

Item 4.  Purpose of Transaction

     Mr. Allen acquired the Common Stock in connection with and as a result of the merger of SAC with and into Sequoia. While Mr. Allen may purchase additional Common Stock from time to time, except as set forth herein he has no plans or proposals which relate to or would affect the Company's corporate structure, policies or business operations, as enumerated in clauses (a) through
(j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     (a)  As of the date hereof, Mr. Allen beneficially owns
          2,082,506, or 17.2%, of the Company's outstanding Common Stock, which includes options to acquire 34,044 additional shares of Common Stock.

     (b) As of the date hereon, Mr. Allen had sole power to vote, or to direct the vote of, and to dispose of, or direct the disposition of, the shares of Stock that he owns.

     (c) During the past sixty days, Mr. Allen has not purchased any shares of Common Stock.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities specified in paragraph (a).

     (e) Mr. Allen has not ceased to be the beneficial owner of more than five percent of the Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Mr. Allen has no contracts, arrangements, understandings or relationships with any person with respect to any securities of the Company.


Item 7.  Material to be Filed as Exhibits

     None.

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CUSIP NO. 872687 10 0                                          Page 4 of 4 Pages
- -------------------                                          -----------------

Signature

     The undersigned, after reasonable inquiry and to the best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

     March 15, 1996                               /s/ Dana R. Allen
---------------------------                    ---------------------------------
           Date                                          Signature

                                                     Dana R. Allen
                                               ---------------------------------
                                                        Name/Title

                               Page 4 of 4 Pages